14 March 2003

Corus Group plc

 Board Changes


In the light of the Company's performance, the Board, including Mr. A.P. Pedder, Chief Executive, has concluded that a change of leadership is required . Mr. Pedder has tendered his resignation and this has been accepted with immediate effect. The procedure for the recruitment of a new Chief Executive is underway.

Mr. Stuart Pettifor, a main Board executive director, is appointed Chief Operating Officer and will take responsibility for all operational matters.

Sir Brian Moffat has agreed to defer his planned retirement and will become full time Chairman until his successor is appointed.
END